

Mail Stop 4628

February 22, 2018

John E. Crisp
Chairman of the Board, President and Chief Executive Officer
Forbes Energy Services Ltd.
3000 South Business Highway 281
Alice, TX 78332

   Re: **Forbes Energy Services Ltd.**
     Registration Statement on Form S-1
     Filed February 2, 2018
     File No. 333-222852

Dear Mr. Crisp:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have included two prospectuses in this registration statement: one for the resale offering by the selling stockholders and another one for the offering by the company. Please tell us whether you intend to use both prospectuses concurrently in the same format as filed, with the prospectus for the offering by the company showing only the pages that differ from the prospectus for the resale offering. To the extent that both prospectuses are used concurrently or the offering is comprised of both sales by selling stockholders and sales by the company in a combined prospectus, as indicated in the last sentence of the Explanatory Note, please tell us how you will inform investors whether they will be investing in the public offering by the company, in which case the company would receive the proceeds, or in the resale offering.

2.   Please update your executive compensation disclosure to include the information required by Item 402 of Regulation S-K for your fiscal year ended December 31, 2017. For guidance, refer to Question 117.05 of Regulation S-K Compliance and Disclosure Interpretations.

3.   Since your registration statement includes a prospectus relating to the resale offering by the selling stockholders and a prospectus relating to the offering by the company, and such offers may be concurrent, please expand your disclosure at page 3 to reflect the number of shares outstanding after giving effect to the offering by the company of 5,000,000 shares and at page A-3 to give effect to the resale offering by the selling stockholders of 3,433,254 shares.

Selling Stockholders, page 11

4.   Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the shares beneficially owned by Pacific Investment Management Company LLC and Solace Forbes Holdings, LLC, or tell us why you do not believe this disclosure is required. See Item 507 of Regulation S-K. For additional guidance, refer to Question 140.02 of Regulation S-K Compliance and Disclosure Interpretations.

         We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

         Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or, in her absence, Karina V. Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director
                                        Office of Natural Resources

cc: R. Clyde Parker, Jr., Esq.
         Winstead PC